                                                                     Page 1 of 6

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 6)

                                ORTHOMETRIX, INC.
                                (Name of Issuer)

                         Common Stock, Par Value $.0005
                         (Title of Class of Securities)

                                   68750M-10-0
                                 (CUSIP Number)

                               Reynald G. Bonmati
                                  Premium Point
                             New Rochelle, NY 10801
                                 (914) 576-1595

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 17, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-2(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits, should be filed with the
Commission. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed
"filed" for the purpose of Section 18 of the Securities Exchange Act of 1934
("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act(however, see the Notes).

CUSIP No. 68750M-10-0                                            Page 2 of 6

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Bones, LLC (the managing members of which are Reynald G. Bonmati and
    Catherine Bonmati)
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ( )
                                                                        (b) (x)
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

    OO
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
    or 2(e) (  )
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    A Delaware limited liability company
--------------------------------------------------------------------------------
                    7   SOLE VOTING POWER

                        12,679,499
                   -------------------------------------------------------------
  NUMBER OF         8   SHARED VOTING POWER
   SHARES
BENEFICIALLY            0
  OWNED BY         -------------------------------------------------------------
    EACH            9   SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH            12,679,499
                   -------------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    12,679,499
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS) ( )

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    35.5%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    00
--------------------------------------------------------------------------------

CUSIP No. 68750M-10-0                                             Page 3 of 6

                           Statement on Schedule 13D/A

     This Amendment amends the Statement on Schedule 13D of the undersigned filed with the Securities and Exchange Commission on June 15, 2001 (the
"Original Statement") with respect to the beneficial ownership by the reporting person of shares of common stock, $.0005 par value per share("Common Stock"), of
Orthometrix, Inc., a Delaware corporation (the "Issuer"). The filing of this
Amendment is occasioned by a certain purchase of the shares described herein in the reporting of certain transfers of the shares as described herein. Except as set forth herein, the information provided in the original statement is unchanged.

ITEM 1.  SECURITY AND ISSUER.

     This statement relates to the Common Stock of the Issuer, Orthometrix, Inc.
The principal executive office of the Issuer is located at 106 Corporate Park
Drive, Suite 102, White Plains, New York 10604.

ITEM 2.  IDENTITY AND BACKGROUND.

     Bones, L.L.C. ("Bones") is a Delaware limited liability company with an address at Premium Point, New Rochelle, New York 10801. The principal business of Bones is that of a private investment firm. The managing members of Bones are
Reynald G. Bonmati and Catherine Bonmati.

     During the past five years, the reporting person, including any of its executive officers or directors, has not (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

CUSIP No. 68750M-10-0                                           Page 4 of 6

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Bones converted notes in the amount of $25,000 for issuance of 88,883 shares of Common Stock of the Issuer on January 17, 2005.

ITEM 4.  PURPOSE OF TRANSACTION.

     This Amendment is being filed as a result of the transactions described above. The reporting persons have no present plans or proposals that relate to or would result in or cause:

     (a)  the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b)  an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c)  a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d)  any change in the present board of directors or management of the
          Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e)  any material change in the present capitalization or dividend policy of the Issuer;

     (f)  any other material change in the Issuer's business or corporate structure;

     (g)  changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h)  a class of securities of the Issuer being de-listed from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

     (i)  a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the
          Securities Exchange Act of 1934; or

     (j)  any action similar to any of those enumerated above.

     The filing persons reserve the right to adopt such plans and proposals subject to applicable regulatory requirements, if any; and to transfer securities of the Issuer directly and/or sell securities of the Issuer in the open market.

CUSIP No. 68750M-10-0                                          Page 5 of 6

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of February 17, 2005, there were 35,710,939 shares of Common Stock of the Issuer outstanding. On January 17, 2005, Bones was issued 88,883 shares of Common Stock in exchange for the conversion of a $25,000 promissory note.
Bones may currently be deemed to beneficially own 12,679,499 shares of the
Issuer's Common Stock, which represents 35.5% of the outstanding Common Stock.

     (b) Bones has sole power to vote and dispose of 12,679,499 shares of Common
Stock representing 35.5% of the outstanding Common Stock.

     (c) There have been no transactions in securities of the Company effected during the past sixty days by the undersigned other than as described herein.

     (d) Except as set forth in this Amended Statement, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of, the Issuer that are owned beneficially by the reporting persons.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         TO THE SECURITIES OF THE COMPANY

         N/A

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         N/A

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 22, 2005

                                                  Bones, L.L.C.

                                                  /s/ Reynald G. Bonmati
                                                  --------------------------
                                                  Reynald G. Bonmati
                                                  Managing Member